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                                                                      EXHIBIT 99



                    LETTER OF ARTHUR ANDERSEN REPRESENTATION

To the Securities and Exchange Commission:

         The Company has received a letter from Arthur Andersen, dated March 21, 2002, representing that the audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. The letter also noted that availability of personnel at foreign affiliates of Arthur Andersen was not relevant to the Company's audit.


By:    /s/ William F. Borne
    -----------------------------
          William F. Borne
     Chief Executive Officer and
        Chairman of the Board





Baton Rouge, Louisiana
March 21, 2002